02018192

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 01 2002 352 SECTION

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SEC FILE NUMBER
8-46655

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NYLIFE Distributors Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

169 Lackawanna Avenue
(No. and Street)

Parsippany	New Jersey	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert W. Leier — (973) 394-3601 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert W. Leier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYLIFE Distributors Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Corporate Vice President

Title

Notary Public

KAREN LATTANZI
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES NOV. 4, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NYLIFE Distributors Inc.

(an affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
NYLIFE Distributors Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of NYLIFE Distributors Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
February 22, 2002

NYLIFE Distributors Inc.
(an affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 25,486,345
Investments, at market value	18,275,133
Receivable from affiliated mutual funds	9,158,300
Furniture and equipment, net of accumulated depreciation of $4,549,441	1,101,856
Other assets	172,500
Deferred distribution costs, net of accumulated amortization of $246,434,006	147,017,851
Total assets	$ 201,211,985
Liabilities and Stockholder's Equity	
Payable to NYLIFE Securities Inc.	$ 6,474,139
Payable to New York Life Insurance Company	68,582
Payable to New York Life Investment Management LLC	12,281,835
Accounts payable and accrued liabilities	3,156,864
Federal income taxes payable to New York Life Insurance Company	1,170,639
Deferred income taxes	38,894,792
Total liabilities	62,046,851
Total stockholder's equity	139,165,134
Total liabilities and stockholder's equity	$ 201,211,985

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

NYLIFE Distributors Inc. (the "Company") was incorporated under the laws of Delaware on October 1, 1993. The Company is a wholly owned subsidiary of New York Life Investment Management Holdings LLC ("NYLIM Holdings"), which is a wholly owned subsidiary of New York Life Insurance Company ("NYLIC"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company acts as Distributor for a number of affiliated mutual funds.

2. Summary of Significant Accounting Policies

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

Deferred distribution costs appearing on the Statement of Financial Condition primarily relate to commission expenses associated with the distribution of Class B shares of the MainStay Funds (the "Funds"), which are deferred and amortized over a six year period on a straight-line basis.

Short-term investments with original maturities of three months or less are considered cash equivalents. At December 31, 2001, such short-term investments consist of commercial paper of multiple issuers carried at its amortized cost of $24,897,710, which approximates fair value.

Investments are valued at market value. At December 31, 2001, these investments consisted primarily of shares in three affiliated mutual funds (MainStay International Bond Fund, International Equity Fund and Strategic Income Fund).

Securities transactions are recorded on trade date.

Current income taxes are provided on taxable earnings at the appropriate statutory rate applicable to such earnings. Deferred income taxes are provided for temporary differences between the financial reporting and the tax basis of assets and liabilities.

3. Related Party Transactions

The Company is party to service agreements with NYLIC, and New York Life Investment Management ("NYLIM"), a wholly owned subsidiary of NYLIM Holdings, whereby NYLIC and NYLIM provide services, including personnel, office, legal, accounting, administrative and other services for which the Company is charged. The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable and (b) allocation of costs incurred by NYLIC or NYLIM developed principally through analyses of time spent on matters relating to the Company.

4. **Income Taxes**

The Company is a member of an affiliated group which joins in the filing of a consolidated federal income tax return with NYLIC. Estimated payments for taxes are made between the members of the consolidated group during the year. State and local returns are filed separately.

At December 31, 2001 the Company has a net deferred tax liability of $38,894,792 attributable to the following temporary differences:

Deferred distribution costs	$ 40,027,151
Depreciation	169,006
Unrealized investment loss	(1,301,365)
	$ 38,894,792

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $26,299,697 which was $24,756,227 in excess of its required net capital of $1,543,470, and the ratio of aggregate indebtedness to net capital was .88 to 1.